

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 14, 2016

<u>Via E-mail</u>
Mr. Kenneth M. Fisher
Chief Financial Officer
Noble Energy, Inc.
1001 Noble Energy Way
Houston, TX 77070

>   **Re: Noble Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 17, 2016**
>   **File No. 001-07964**

Dear Mr. Fisher:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Brad Skinner

                                        Brad Skinner
                                        Senior Assistant Chief Accountant
                                        Office of Natural Resources